SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2012
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

28 May 2012

Prudential plc appoints Paul Manduca as Chairman

Prudential plc is pleased to announce the appointment of Paul Manduca as Chairman. Mr Manduca will assume the position on 2 July 2012, succeeding Harvey McGrath. Mr Manduca brings considerable expertise and proven leadership experience to his new role as Chairman. He has been an independent non-executive director of Prudential since October 2010, becoming Senior Independent Director in January 2011.

Mr Manduca has had a long and distinguished career in the international financial services industry, having founded Threadneedle Asset Management Limited in 1994, and has acted as Chief Executive of both Rothschild Asset Management and Deutsche Asset Management. He will step down from his position as Chairman of Aon UK Limited as soon as possible and reduce his other commitments in order to make Prudential his principal focus.

Mr Manduca said: “Prudential is a renowned financial institution with a track record of strong delivery. The company has generated significant returns for shareholders under the leadership of Tidjane Thiam, in spite of significant macroeconomic headwinds. Our strong financial performance, exposure to fast-growing emerging markets and our proactive and prudent risk management clearly set us apart from our competitors. I would also like to thank Harvey McGrath for his stewardship over the last three and a half years. I am truly excited about the future and am looking forward to working with Tidjane to lead Prudential towards continued commercial and financial success.”

Lord Turnbull, who led the Nomination Committee process to appoint the new chairman after the Board asked Mr Manduca to be a candidate, said: “I am delighted at the appointment of Paul Manduca. During the year and a half since he joined the Prudential Board, Paul has demonstrated tremendous leadership skills, which combined with his extensive financial experience and sound judgement make him an excellent Chairman for Prudential and I greatly look forward to working with him in his capacity as Chairman.”

Mr McGrath, outgoing Chairman of Prudential plc, commented: “I am very pleased that Paul is to succeed me as Chairman of Prudential. I am confident that he will lead the Board and support Tidjane very effectively, and I am pleased to be leaving the business in such good shape to face the challenges and opportunities that lie ahead. It has been an honour and a privilege to serve as Chairman of this great institution over the last three and a half years.”

Tidjane Thiam, Group Chief Executive of Prudential plc, said: “I am delighted that Paul has accepted the position of Chairman of Prudential plc and very much look forward to working with him. His talents, abilities and judgement will be great assets. I would like to thank Harvey for all he has done for this company. Throughout his time as Chairman, Harvey has led this Board with integrity, determination and courage and I wish him well for the next stage of his long and successful career.”

Mr Manduca’s appointment has been approved by the Financial Services Authority. The appointment of a new Senior Independent Director will be announced in due course.

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 20 7548 3719	David Collins	+44 20 7548 2871
+44 7740 096018

Notes to Editors

1. Paul Victor Falzon Sant Manduca will assume the role of Chairman on 2 July 2012. His annual fee as Chairman will be £600,000.

2. Biography:

•	Chairman of Aon UK Limited from 2006

•	Chairman of JPM European Smaller Companies Investment Trust Plc from 2005

•	Non-executive director of KazmunaiGas Exploration & Production Plc from 2006

•	Chairman of Henderson Diversified Income Limited from 2007

•	Non-executive director of WM Morrison Supermarkets Plc 2005 to 2011

•	European CEO of Deutsche Asset Management, 2002 to 2005

•	Global CEO of Rothschild Asset Management, 1999 to 2002

•	Founding CEO of Threadneedle Asset Management Limited, 1994 to 1999

•	Director, Eagle Star, 1994 to 1999

•	Director Allied Dunbar, 1994 to 1999

3. Recommendations of appointments to the Board are made by the Nomination Committee. For the purposes of this search, the committee was chaired initially by Mr Manduca as the Senior Independent Director. When Mr Manduca was invited to put his name forward for the position of Chairman of the Board, Lord Turnbull took the chair of the Committee and was supported in the search by four other non-executive directors: Sir Howard Davies, Ann Godbehere, Kai Nargolwala and Michael Garrett.

4. The appointment is for an initial three-year term and the Board may wish to reappoint him for additional period(s). The appointment remains subject to re-election by shareholders at regular intervals and it may be terminated by either the company or Mr Manduca with 12 months’ notice.

5. Harvey McGrath will stand down from the Board of Directors on 2 July 2012. The company confirms that there is no disagreement between Mr McGrath and the Board and that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

6. High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling Harshna Brahmbhatt on +44 207 548 2466.

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £351 billion in assets under management (as at 31 December 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ heading in this document and the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.